SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*
United Homes Group, Inc.
(Name of Issuer)
Class A common shares, par value $0.0001 per share
(Title of Class of Securities)

91060H108
(CUSIP Number)

September 30, 2024
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91060H108	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Dendur Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,237,963 Class A Common Shares (including 1,098,353 Class A Common Shares issuable upon conversion of convertible notes) (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,237,963 Class A Common Shares (including 1,098,353 Class A Common Shares issuable upon conversion of convertible notes) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,237,963 Class A Common Shares (including 1,098,353 Class A Common Shares issuable upon conversion of convertible notes) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (see Item 4)
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 91060H108	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Malcolm A. Levine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,237,963 Class A Common Shares (including 1,098,353 Class A Common Shares issuable upon conversion of convertible notes) (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,237,963 Class A Common Shares (including 1,098,353 Class A Common Shares issuable upon conversion of convertible notes) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,237,963 Class A Common Shares (including 1,098,353 Class A Common Shares issuable upon conversion of convertible notes) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (see Item 4)
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 91060H108	13G	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is United Homes Group, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 917 Chapin Road, Chapin, SC 29036.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)

Dendur Capital LP (the "Investment Manager"), a Delaware limited partnership, and the investment adviser to Dendur Master Fund Ltd. (the "Dendur Fund"), with respect to the Class A Common Shares (as defined in Item 2(d) below), and Class A Common Shares underlying convertible notes, directly held by the Dendur Fund; and

(ii)	Mr. Malcolm A. Levine ("Mr. Levine"), the Managing Member of Dendur Capital GP LLC, the general partner of the Investment Manager, with respect to the Class A Common Shares, and Class A Common Shares underlying convertible notes, directly held by the Dendur Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 250 W 55th Street, 26th Floor, New York, NY 10019.

Item 2(c).	CITIZENSHIP:

The Investment Manager is a Delaware limited partnership. Mr. Levine is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A common shares, par value $0.0001 per share ("Class A Common Shares").

CUSIP No. 91060H108	13G	Page 5 of 7 Pages

Item 2(e).	CUSIP NUMBER:

91060H108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
The percentages set forth herein are calculated based upon 11,406,330 Class A Common Shares outstanding as of August 7, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 9, 2024, and assumes the conversion of the convertible notes held by the Dendur Fund, subject to the 9.9% Blocker (as defined below).

CUSIP No. 91060H108	13G	Page 6 of 7 Pages

Pursuant to the terms of certain convertible notes held by the Dendur Fund, the Dendur Fund cannot convert the convertible notes if the Reporting Persons would beneficially own, after such conversion, more than 9.9% of the outstanding Class A Common Shares (the "9.9% Blocker"). The percentage set forth on Row (11) and the number of Class A Common Shares set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the 9.9% Blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2(a).

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 91060H108	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 14, 2024

DENDUR CAPITAL LP
By: Dendur Capital GP LLC, its general partner

By:	/s/ Malcolm A. Levine
Name:	Malcolm A. Levine
Title:	Managing Member

/s/ Malcolm A. Levine
MALCOLM A. LEVINE